FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Reporting Issuer:

FSD Pharma Inc. (the “Company”)

520 William Street
Cobourg, ON
K9A 3A5

2. Date of Material Change: September 30, 2019

3. News Release:

A news release announcing the material change was issued on October 1, 2019 for distribution through Cision.

4. Summary of Material Change:

On September 30, 2019, the Company closed an initial tranche of a private placement (“Private Placement”) of 45,830,850 class B subordinate voting shares (“Shares”) at a price of C$0.10 per Share, raising gross proceeds of CAD $4,583,085.

5. Full Description of Material Change:

On September 30, 2019, the Company closed an initial tranche of the Private Placement, raising gross proceeds of CAD $4,583,085 from investors, including members of senior management and board of directors, and issuing an aggregate of 45,830,850 Shares. The Shares issued to purchasers in Canada will be subject to a four-month hold period, in accordance with applicable Canadian securities laws

Several related parties as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"), participated in the initial tranche of the Private Placement either directly or indirectly, therefore the initial tranche of the Private Placement constitutes a "related party transaction" within the meaning of MI 61-101. In its consideration and approval of the initial tranche of the Private Placement, the board of directors of the Company determined that the initial tranche of the Private Placement is exempt from the formal valuation and minority approval requirements of MI 61-101 on the basis that the fair market value of the initial tranche of the Private Placement to related parties does not exceed 25% of the market capitalization of the Company in accordance with Sections 5.5 and 5.7 of MI 61-101.

The related party participation in the initial tranche of the Private Placement is as follows:

				Number and	Number and
Name of		Number of	Value of	percentage of	percentage of
Insider	Position with	Shares	subscription	Shares held	Shares held after
	the			before Closing(1)	Closing(1)
	Company

	Executive
Anthony	Co-	2,500,000	$250,000	53,162,749	55,662,749
	Chairman			(3.45%)	(3.51%)
Durkacz
	and Director
Sara May	President of	375,850	$37,585	0	375,850
				(0%)	(0.02%)
	Related
	Entity
Edward	President	1,320,000	$132,000	0	1,320,000
				(0%)	(0.08%)
Brennan
Raza	CEO and	21,252,000	$2,125,200	1,127,000	22,379,000
Bokhari	Executive			(0.07%)	1.41%
	Co-
	Chairman
Robert C.	Director	1,320,000	$132,000	0	1,320,000
				(0%)	(0.08%)
Ciaruffoli
Xorax	Director and	1,000,000	$100,000	62,826,229	63,826,229
Family	Officer			(4.08%)	(4.02%)
Trust
	Director and
Zeeshan	President	1,000,000	$100,000	62,826,229
Saeed(2)				(4.08%)	(4.02%)

Note:

 (1) Calculated on a non-diluted basis, inclusive of Shares beneficially owned, controlled or directed, directly or indirectly, and based on 1,540,127,129 securities issued and outstanding prior to the closing of the initial tranche of the Private Placement and 1,585,957,979 securities issued and outstanding immediately following the closing of the initial tranche of the Private Placement.

(2) Zeeshan Saeed is not personally subscribing for any Shares. He is the beneficiary of Xorax Family Trust.

Each of the aforementioned related parties abstained from the directors’ approval of the initial tranche of the Private Placement as directors of the Company. The directors of the Company approved the initial tranche of the Private Placement by written resolution. In accordance with the Business Corporations Act (Ontario), all of the directors were required to sign the authorizing resolution in order for the initial tranche of the Private Placement to be valid as if passed at a meeting of the directors of the Company, however, the signatures of each of the aforementioned insiders do not constitute a vote by the insider as a director to approve the initial tranche of the Private Placement. The initial tranche of the Private Placement was unanimously approved by the directors of the Company entitled to vote thereon.

The Company expects to close a second and final tranche of the Private Placement by October 31, 2019. The net proceeds from the Private Placement will be used for the expansion of the Company's biosciences division, including the research and development of PP-101 (micropalmitoylethanolamide (micro-PEA) plus pregabalin) – the Company's pre-clinical drug candidate for the treatment of symptoms related to fibromyalgia – and for general corporate purposes, including working capital, potential investments and acquisitions.

The Company did not file a material change report more than 21 days before the expected closing of the initial tranche of the Private Placement as the details of the participation therein by related parties of the Company were not settled until shortly prior to closing and the Company wished to close on an expedited basis for sound business reasons

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102. Not applicable.

7. Omitted Information:

No information has been omitted.

8. Executive Officers:

Zeeshan Saeed President and Founder Telephone: (416) 854-8884

9. Date of Report: November 8, 2019.

Forward-looking Information Cautionary Statement

Neither the Canadian Securities Exchange nor its Market Regulator (as defined in the policies of the Canadian Securities Exchange) accept responsibility for the adequacy or accuracy of this material change report.

This material change report includes forward-looking statements regarding the Company and anticipated transactions involving the Company. Forward-looking events and circumstances discussed in this release include statements regarding the completion of additional tranches of the Private Placement and the timing thereof, the expected size of the Private Placement, and the use of proceeds from the Private Placement. The subject or results of any forward-looking statement may not occur by any specified or expected dates or at all, and could differ materially as a result of known and unknown risk factors and uncertainties affecting the parties, including but not limited to failure to obtain investor participation in the Private Placement, market sentiment toward the Company's securities, and lack of regulatory approval for the Private Placement. The outcome of the subject of any forward-looking statement cannot be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to publicly update or revise any forward- looking statement, whether as a result of new information, future events, or otherwise